E.B.

19005863

Securities and Exchange Commission
Trading and Markets

FEB 27 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORNINGSIDE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 WEST 36TH ST, SUITE 12A
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. KENT 646-650-2076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 ROUTE 34	MATAWAN	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT J. KENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORNINGSIDE SECURITIES, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Notary Public

CHRISTOPHER J KING
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI6279721
Qualified in Suffolk County
My Commission Expires 05-13-2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORNINGSIDE SECURITIES, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934

DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

MORNINGSIDE SECURITIES, LLC
Financial Statements and
Supplementary Schedules
December 31, 2018

Table of Contents

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Pappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Morningside Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Morningside Securities, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Morningside Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Morningside Securities, LLC's management. Our responsibility is to express an opinion on Morningside Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Morningside Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Morningside Securities, LLC financial statements. The supplemental information is the responsibility of Morningside Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Morningside Securities, LLC auditor since 2011.
Matawan, NJ
February 19, 2019

MORNINGSIDE SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 74,709
Accounts receivable	29,885
Prepaid expenses	5,434
Total Assets	$ 110,028
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses	$ 7,945
MEMBER'S EQUITY	7,945
Member's Equity	102,083
Total Liabilities and Member's Equity	$ 110,028

See accompanying notes to financial statements

MORNINGSIDE SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2018

REVENUE:	
Fee and other income	$ 182,593
Total Revenue	182,593
EXPENSES:	
Commission expense	145,403
Professional fees	58,795
Technology and communications	7,077
Rent	11,612
Regulatory fees	17,971
Other expenses	1,350
Total Expenses	242,208
Net Loss	$ (59,615)

See accompanying notes to financial statements

MORNINGSIDE SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Total Member's Equity
Balance, beginning of year	$ 11,858
Member contribution	149,840
Net income (loss)	(59,615)
Balance, end of year	$ 102,083

See accompanying notes to financial statements

MORNINGSIDE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows From Operating Activities	
Net income (loss)	$ (59,615)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(29,885)
Prepaid expenses	(1,499)
Accrued expenses	44
Net cash provided by operating activities	(90,955)
Cash Flows From Financing Activities:	
Contribution by member	149,840
Net cash from financing activities	
Net Increase in Cash	58,885
Cash and cash equivalents - beginning of the year	15,824
Cash and cash equivalents - end of the year	$ 74,709

See accompanying notes to financial statements

1. Organization and Nature of Business

Morningside Securities, LLC, (the "Company") is a broker-dealer organized in 2009 as a limited liability company under the laws of the State of New York. The Company became registered on September 30, 2010 as a broker-dealer under the Securities and Exchange Commission Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), operating as a placement agent specializing in private placements of securities and financial advisory services. The Company does not hold funds or securities for customers and also does not carry accounts for customers.

2. Significant Accounting Policies

Basis of presentation

The accounting policies and reporting practices of the Company conform to the predominate practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balance with banks in excess of federally insured limits. The Company has not experienced losses on those accounts, and management believes that the Company is not exposed to significant risks.

Revenue recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

2. Significant Accounting Policies (continued)

Income taxes

The company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

Operating leases

The Company has one operating lease for office space according to the provision of ASC 840-20.

3. Lease Commitments

The location at 70 West 36th Street is on a month to month basis that can be terminated without any financial penalty with a thirty day notice. The lease began September 1, 2014 with current monthly rent in the amount of $967.67 and total rent paid in 2018 was $11,612.

4. Concentration of Credit Risk for cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limits.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, as amended, which requires that the Company's aggregate indebtness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2018, the Company had net capital of $66,764 which exceeded requirements by $61,764. The ratio of aggregate indebtness to net capital was .12 to 1.

6. Related Party Transactions

The Company leases office space from the parent holding company, Prime II Management Services LLC on a month to month basis. Rent paid in 2018 was $11,612.

7. Member's Equity

On March 8, 2018 Prime II Management Services, LLC, the sole member of the Company sold 24.9% of the equity in the Company for $13,695 to ShareNett, LLC. Subject to FINRA approval ShareNett LLC will purchase the balance of the Prime II Management Services, LLC ownership of the Company for the agreed upon price of $41,305. As of December 31, 2018 FINRA, has not completed its review of this transaction and approval is anticipated to occur sometime in the first half of 2019. Also on April 3, 2018 ShareNett, LLC made an additional $136,305 capital contribution to the Company.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2018 through February 19, 2019 and determined that there are no material events that would require disclosures in the Company's financial statements.

MORNINGSIDE SECURITIES, LLC
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

MORNINGSIDE SECURITIES, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total members' equity	$	102,083
Deductions and/or charges:		
Non-allowable assets		
Accounts receivable		29,885
Prepaid expenses		5,434
Total non-allowable assets		35,319
Net Capital	$	66,764

COMPUTATION OF ARRREGATE INDEBTNESS

Accounts payable and accrued expenses	$	7,945
Aggregate indebtness	$	7,945

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		
6-2/3% of aggregate indebtness or $5,000, whichever is greater	$	5,000
Excess net capital	$	61,764
Percentage of aggregate indebtness to net capital		11.90%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2018.

MORNINGSIDE SECURITIES, LLC
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from Rule 15c3-3 under (k)(2)(i) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2018, the Company did not hold customers' funds or securities.

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, BA, PA
Mark A. Pappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Morningside Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Morningside Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Morningside Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Morningside Securities, LLC stated that Morningside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Morningside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morningside Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Daszkowski, Tompkins, Weg + Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 19, 2019

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559

MORNINGSIDE SECURITIES, LLC
Statement of Exemption Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

Morningside Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, The Company states the following:

(1) the Company claimed exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R 240.15c3-3(k)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(i) throughout the most recent fiscal year without exception.

Morningside Securities, LLC

[signature]

Title: Managing Director/Co-CEO

February 19, 2019